CONTACT:  Roland H. Webb
                                                VP and General Manager
                                                   (206) 623-1635 x400


      TODD SIGNS CONTRACT FOR CONSTRUCTION OF WASHINGTON FERRIES


Seattle, WA...January 31, 1995...Todd Shipyards Corporation ("Todd") reported today that its wholly owned subsidiary, Todd Pacific Shipyards Corporation ("Todd Pacific") has signed a contract with the Washington State Department of Transportation ("WSDOT") for construction of one Jumbo Mark II Class Ferry. Todd has previously reported on December 30, 1994 that Todd Pacific was the apparent low bidder for this contract.

The contract was signed yesterday, January 30, 1994 at a signing ceremony held at Todd Pacific's shipyard in Seattle, Washington. Speaking at the ceremony were Roland Webb, Vice President and General Manager of Todd Pacific; Patrick W.E. Hodgson, Chairman and CEO of Todd; Tim Sullivan, Secretary and Treasurer of the Puget Sound Metal Trades; Sid Morrison, Secretary of the WSDOT; Norm Rice, Mayor of Seattle; and Kathy Fletcher, Executive Director of the People of Puget Sound.

The contract is expected to generate 350 direct jobs and 200 indirect jobs in the Seattle region.